SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 19, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Third Quarter 2013 Results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2013 RESULTS1

SUBSCRIBER BASE GROWTH OF 29,000 IN THE THIRD QUARTER

FREE CASH FLOW BEFORE INTEREST PAYMENTS2 IN THE THIRD QUARTER
TOTALED NIS 273 MILLION

NETWORK SHARING AGREEMENT WITH HOT MOBILE

Q3 2013 Highlights (compared with Q3 2012)

•	Total Revenues: NIS 1,118 million (US$ 316 million), a decrease of 15%

•	Service Revenues: NIS 951 million (US$ 269 million), a decrease of 17%

•	Operating Expenses (OPEX)3 including cost of equipment sold: NIS 853 million (US$ 241 million), a decrease of 9%

•	Operating Expenses (OPEX)3: NIS 696 million (US $197 million), a decrease of 12%

•	Adjusted EBITDA4: NIS 284 million (US$ 80 million), a decrease of 29%

•	Adjusted EBITDA Margin: 25% of total revenues compared with 30%

•	Net Profit: NIS 38 million (US$ 11 million), a decrease of 65%

•	Net Debt: NIS 3,208 million (US$ 907 million), a decrease of NIS 864 million

•	Free Cash Flow (before interest): NIS 273 million (US$ 77 million), a decrease of 27%

•	Cellular ARPU: NIS 84 (US$ 24), a decrease of 13%

•	Cellular Subscriber Base: approximately 2.95 million at quarter-end, a decrease of 3%

Rosh Ha’ayin, Israel, November 19, 2013 – Partner Communications Company Ltd. (“Partner” or the “Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended September 30, 2013.

1 The financial results presented in this press release are unaudited financial results
2 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.
3 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.
4 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” on page 11 below.

Mr. Haim Romano, Partner's CEO, noted:

“In the beginning of November 2013, the Company has entered into a network sharing agreement with Hot Mobile, the first of its kind in Israel. The agreement is for a period of 15 years, and constitutes genuine news for the public in Israel. The clear benefits of this agreement include, among others, the lessening of the environmental impacts from numerous network sites, increasing the competition in the telecommunications market in a manner that will benefit the consumers, developing advanced cellular infrastructures and maximal utilization of the existing spectrum for the benefit of launching the fourth generation services, at the same time as enabling substantial savings in operating costs. In addition, the cooperation will address the surging demand for mobile data services, will significantly improve the customer's experience and will enable him to enjoy the most advanced services in Israel. The implementation of the agreement will expand considerably the tasks facing the Company in the coming years, and will trigger many more projects for the benefit of the employees and customers.”

Commenting on the third quarter 2013 results, Mr. Haim Romano said, “I am encouraged by the initial signs of improvement in the business environment. The results for the third quarter of 2013 reflect the ongoing trend of improvement that began in previous quarters, as a result, among others, of Partner's strategic decision to persevere in investing in outstanding customer service, its continuous investment in developing an advanced technological infrastructure and the adjustment of its cost structure to one appropriate for market conditions, all this despite the challenging competitive environment.

In this quarter, the Company recruited 29 thousand subscribers (net) to its cellular subscriber base. This impressive addition to the subscriber base – the first in two years – and the improvement in ARPU, since the previous quarter, demonstrate the trust of the customers and the successful implementation of the Company’s strategy.

In the third quarter, the Company invested NIS 116 million, mainly in improving the network and IT systems. Partner's network is the most advanced network in Israel, which is prepared for the implementation of quality 4G services within a few months (subject to frequencies allocation).

The Company reported, this quarter, robust positive cash flow of NIS 273 million, and at the same time, the Company lowered its net debt by NIS 238 million.

Along with these measures, the Company has adjusted its cost structure to one appropriate for current market conditions, which has led to a reduction of NIS 97 million in operating expenses compared with the same quarter last year.”

In conclusion Mr. Haim Romano noted: “The consistent investment in the Company’s assets continues to be a platform for successfully addressing the challenging market environment. We will continue to create significant value for the benefit of our customers, employees and shareholders.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results:

“In the third quarter of 2013, the Company continued to adjust its cost structure and to implement operational efficiency measures, which led to a decrease in operating expenses (excluding cost of equipment sold and depreciation & amortization expenses), totaling this quarter NIS 4 million compared with the second quarter of 2013.

The churn rate in the third quarter of 2013 of the Company's total cellular subscribers declined for the third consecutive quarter, and for Post-Paid subscribers the churn-rate declined for the fourth consecutive quarter.

ARPU in the third quarter of 2013 totaled NIS 84, increasing by one shekel compared with the previous quarter, primarily reflecting a slight softening in the price erosion of cellular services together with seasonal effects.

Revenues from equipment sales in the third quarter decreased by 7% from the previous quarter, however, gross profit from equipment sales increased by NIS 1 million.

Adjusted EBITDA increased by NIS 4 million in in the third quarter of 2013 compared with the previous quarter, largely a result of the increase in cellular service revenues and the reduction in operating expenses, partially offset by a decrease in fixed line service revenues.

Financial expenses in this quarter decreased from the previous quarter by NIS 18 million, mainly due to foreign exchange gains, which were partially offset by an increase in CPI linkage expenses as a result of the higher inflation rate.

Net profit increased to NIS 38 million from NIS 20 million in the previous quarter, mainly due to the increase in Adjusted EBITDA and the decrease in financial expenses.

Capital expenditures (Capex, cash) have totaled NIS 368 million since the beginning of the year, a level similar to that in the parallel period last year.

In the third quarter, operating working capital decreased by NIS 143 million, mainly due to a decrease in trade receivables and inventory.

The Company reported free cash flow (after interest payments) of NIS 266 million this quarter. In the first nine months of 2013, the Company has thus far generated NIS 651 million in free cash flows (after interest payments).

Net debt at the end of the third quarter of 2013 amounted to approximately NIS 3.2 billion, a decrease of approximately NIS 0.9 billion over the last twelve months.”

Key Financial Results5 (unaudited)

NIS MILLION	Q3'13	Q3'12	% Change
Revenues	1,118	1,315	-15%
Cost of revenues	861	934	-8%
Gross profit	257	381	-33%
Operating profit	109	217	-50%
Net profit	38	110	-65%
Earnings per share (basic, NIS)	0.24	0.71	-66%
Free cash flow	273	375	-27%

Key Operating Indicators:
	Q3'13	Q3'12	Change
Adjusted EBITDA (NIS millions)	284	401	-29%
Adjusted EBITDA as a percentage of total revenues	25%	30%	-5
Cellular Subscribers (end of period, thousands)	2,950	3,042	-92
Quarterly Cellular Churn Rate (%)	8.8%	10.4%	-1.6
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	84	97	-13%
Average Monthly Usage per Cellular Subscriber (MOU) (minutes)	521	457	+14%
No. of Fixed Lines (end of period, thousands)	295	282	+5%
ISP Subscribers (end of period, thousands)	575	594	-3%

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Million	Q3’13	Q3’12	Change %	Q3’13	Q3’12	Change %	Q3’13	Q3’12	Q3’13	Q3’12	Change %
Total Revenues	898	1,049	-14%	274	304	-10%	(54)	(38)	1,118	1,315	-15%
Service Revenues	738	892	-17%	267	296	-10%	(54)	(38)	951	1,150	-17%
Equipment Revenues	160	157	+2%	7	8	-13%	-	-	167	165	+1%
Operating Profit	64	184	-65%	45	33	+36%	-	-	109	217	-50%
Adjusted EBITDA	201	328	-39%	83	73	+14%	-	-	284	401	-29%

5 See also definitions on first page.

Financial Review (Consolidated)

In Q3 2013, total revenues were NIS 1,118 million (US$ 316 million), a decrease of 15% from NIS 1,315 million in Q3 2012.

Service revenues in Q3 2013 totaled NIS 951 million (US$ 269 million), decreasing by 17% from NIS 1,150 million in Q3 2012.

Service revenues for the cellular segment in Q3 2013 were NIS 738 million (US$ 209 million), decreasing by 17% from NIS 892 million in Q3 2012. The decrease was mainly a result of the price erosion of Post-Paid and Pre-Paid cellular services, following the increased competition due to the activity of the new competitors (new operators and MVNOs), and the transfer of existing customers to "unlimited plans" since May 2012. The decrease also reflected the lower Post-Paid cellular subscriber base which decreased by approximately 3% on an average basis compared to the third quarter of 2012, as well as lower roaming services revenues, as a result of price erosion.

Service revenues for the fixed line segment totaled NIS 267 million (US$ 75 million) in Q3 2013, a decrease of 10% compared with NIS 296 million in Q3 2012. The decrease mainly reflected price erosion in fixed line services including local calls, long distance calls and internet services.

The total number of active fixed lines was approximately 295 thousand at the end of Q3 2013, an increase of 5% compared with approximately 282 thousand at the end of Q3 2012.

The ISP subscriber base was approximately 575 thousand as of the end of Q3 2013, compared with approximately 594 thousand at quarter-end of Q3 2012, and approximately 572 thousand at the end of Q2 2013. The decrease in the number of ISP subscribers was mainly due to the increased competition in the market.

Equipment revenues in Q3 2013 totaled NIS 167 million (US$ 47 million), an increase of 1% compared with NIS 165 million in Q3 2012. The increase was due to a slight increase in the number of sales of cellular devices, partially offset by the continued reduction in the profit margin for cellular devices, in light of the increased competition from independent handset importers.

The gross profit from equipment sales in Q3 2013 was NIS 10 million (US$ 3 million), compared with NIS 16 million in Q3 2012, a decrease of 38%. This was mainly due to lower profit margins, reflecting the increased competition in the handset market.

Operating expenses (‘Opex’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 696 million (US$ 197 million) in Q3 2013, a decrease of 12% or NIS 97 million from Q3 2012, largely reflecting the efficiency measures undertaken. The decrease in Opex compared to Q3 2012 was despite the fact that operating expenses in Q3 2012 were lowered by one-time decreases in royalty expenses and other expenses.

Including depreciation and amortization expenses, Opex in Q3 2013 decreased by 11% compared with Q3 2012.

Operating profit for Q3 2013 was NIS 109 million (US$ 31 million), a decrease of 50% compared with operating profit in Q3 2012 of NIS 217 million.

Adjusted EBITDA in Q3 2013 totaled NIS 284 million (US$ 80 million), a decrease of 29% from NIS 401 million in Q3 2012.

Adjusted EBITDA for the cellular segment was NIS 201 million (US$ 57 million) in Q3 2013, decreasing by 39% from NIS 328 million in Q3 2012, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of operating expenses, as described above.  As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q3 2013 was 22%, compared with 31% in Q3 2012.

In contrast to the cellular segment, Adjusted EBITDA for the fixed line segment increased by 14% from NIS 73 million in Q3 2012 to NIS 83 million (US$ 23 million) in Q3 2013, reflecting the reduction of operating expenses partially offset by the decrease in service revenues. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in Q3 2013 was 30%, compared with 24% in Q3 2012.

Financial expenses, net in Q3 2013 were NIS 53 million (US$ 15 million), a decrease of 22%, compared with NIS 68 million in Q3 2012. The decrease was mainly due to foreign exchange gains and a decrease in interest expenses reflecting the lower level of average debt this quarter (see Funding and Investing Review below), which were partially offset by an increase in CPI linkage expenses as a result of the higher inflation rate in Q3 2013 compared to Q3 2012.

Net profit in Q3 2013 was NIS 38 million (US$ 11 million), a decrease of 65% compared with net profit in Q3 2012 of NIS 110 million.

Based on the weighted average number of shares outstanding during Q3 2013, basic earnings per share or ADS, was NIS 0.24 (US$ 0.07), a decrease of 66% compared to NIS 0.71 in Q3 2012.

The effective tax rate for Q3 2013 was 32%, compared with 26% in Q3 2012. The increase in the effective tax rate was mainly due to the higher percentage of unrecognized expenses than in the same quarter last year, due to the decline in profit before tax.

Cellular Segment Operational Review

At the end of the third quarter 2013, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.95 million including approximately 2.1 million Post-Paid subscribers or 72% of the base, and approximately 823 thousand Pre-Paid subscribers, or 28% of the subscriber base.

During the third quarter of 2013, the cellular subscriber base grew by approximately 29 thousand, with the Post-Paid subscriber base increasing by approximately 24 thousand and the Pre-Paid subscriber base increasing by approximately 5 thousand, reflecting seasonal trends.

The quarterly churn rate for cellular subscribers in Q3 2013 decreased to 8.8%, compared with 10.4% in Q3 2012 and 9.4% in Q2 2013.

Total cellular market share (based on the number of subscribers) at the end of Q3 2013 was estimated to be approximately 29%, similar to the end of the previous quarter of 2013.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers in Q3 2013 was NIS 84 (US$ 24), a decrease of 13% from NIS 97 in Q3 2012 and an increase of 1% from NIS 83 in Q2 2013. The decrease in ARPU compared to the third quarter of last year mainly reflected the continued price erosion in the key cellular services including voice, content and roaming services due to the competition in the market. The increase compared to the second quarter of 2013 was primarily due to a slight softening in the price erosion of cellular services and seasonal effects.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in Q3 2013 was 521 minutes, an increase of 14% from 457 minutes in Q3 20126. This increase largely reflected the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes. In view of this trend, the Company believes that reporting MOU is no longer beneficial to understanding the results of operation, and therefore the Company is considering ending reporting MOU at the end of 2013.

Funding and Investing Review

In Q3 2013, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 273 million (US$ 77 million), a decrease of 27% from NIS 375 million for Q3 2012.

Cash generated from operations decreased by 19% to NIS 399 million (US$ 113 million) in Q3 2013 from NIS 491 million in Q3 2012. This was mainly explained by the decrease in net profit, partially offset by changes in operating working capital movements. The decrease in operating working capital in Q3 2013 was NIS 143 million compared with NIS 108 million in Q3 2012.

The level of cash capital expenditures in fixed assets (Capex) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 116 million (US$ 33 million) in Q3 2013, a decrease of 7% from NIS 125 million in Q3 2012.

The level of net debt7 at the end of Q3 2013 amounted to NIS 3,208 million (US$ 907 million), compared with NIS 4,072 million at the end of Q3 2012, a decrease of NIS 864 million.

6 MOU data includes total incoming minutes to subscribers of those MVNO operators which Partner hosts on its network.
7 Total long term indebtedness including current maturities less cash and cash equivalents.

Business and Regulatory Developments

Business Developments

Network sharing arrangement with Hot Mobile

On November 8, 2013, the Company entered into a network sharing arrangement with HOT Mobile Ltd. (“Hot Mobile”), a wholly owned subsidiary of Hot Telecommunication Systems Ltd., an Israeli cellular telecommunication operator.

Partner and Hot Mobile entered into a 15-year network sharing agreement (“NSA”), the scope and terms of which are subject to approvals by the Israeli authorities, including the Antitrust Authority. Pursuant to the NSA, the parties would create a 50%-50% joint venture (“JV”), which would operate and develop a cellular network to be shared by both companies (inter alia, as a result of pooling both companies' radio access network infrastructures to create a single radio access network) (the "Shared Network"). The JV will operate to optimize the Shared Network by reducing the number of network sites, while improving network coverage and capacity and introducing new technology, in order to improve network efficiency, optimize operating costs and reduce environmental impact.

Both companies will continue to compete and differentiate their services and each company will continue to retain and to operate its own core network, and will be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales.

According to the provisions of the NSA, Hot Mobile will pay Partner a one-time amount, no later than the beginning of year 2017, and afterwards each party will bear half of the capital expenditure (CAPEX) required for the erection of new network sites and the upgrade of the Shared Network. The bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the Shared Network.

As an intermediate phase, Partner and Hot Mobile have entered into a rights of use agreement, which will be valid until no later than December 31, 2016 ("ROU"), under which Partner will grant Hot Mobile, when possible, rights of use of its cellular network in order to supplement Hot Mobile’s network coverage. According to the ROU, Hot Mobile will pay Partner fixed base payments with additional variable payments, mainly determined by the volume of traffic.

Regulatory Developments

1.	Ministry of Communications Hearings

a)
In October 2013, the Ministry of Communications published a hearing regarding new regulation of the international call market. In the hearing, it is proposed by the Ministry to allow all General Licensees (including MVNOs) to provide international call services to their subscribers, with respect to the international destinations which are included in the subscriber's tariff plan and to international destinations for which the tariff is lower or equal to the tariff of a call on the Licensee's network. The Ministry of Communications also proposes in the hearing that the General Licensees (such as cellular operators) would not be allowed to collect an interconnect fee for outgoing international calls. The revenues of the Company may be adversely affected by the results of the hearing.

b)
In August 2013, the Ministry of Communications published a hearing regarding the obligation of all existing Licensees to be regulated by a unified general license. In the hearing, it is proposed by the Ministry that existing licensees be obliged to conform to the unified license, under which international long distance (ILD) services, special fixed-line services, Internet (ISP) services and NTP services shall be provided. Existing Licensees shall be obliged to conform to the terms of the unified license within a set period of time to be determined and afterwards to merge all relevant activities into a single corporate entity. Since the provisions of the draft unified license vary from those of the relevant existing licenses (and in many cases are more stringent compared to those of the existing licenses), such an obligation might burden the Company's activity in the relevant segments and may have adverse effect on our financial results.

2.	Ministry of Communications Decisions

Further to the Company's 2012 Annual Report (20-F) with respect to a hearing published by the Ministry of Communications regarding a decrease in interconnect tariffs for the completion of a call on a fixed-line network, in October 2013, the Ministry of Communications published its decision in this matter, according to which the interconnect tariff for the completion of a call on a fixed-line network will be decreased to NIS 0.01 (excluding VAT) per minute. The new tariff will become effective on December 1, 2013. The Company's fixed-line interconnect expenses may decrease as a result of this change in the tariff.

Conference Call Details

Partner will hold a conference call on Tuesday, November 19, 2013 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.
Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3. 918.0609
North America toll-free: + 1.888.668.9141
A live webcast of the call will also be available on Partner's website at: http://www.orange.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5904
North America: +1.888.326.9310
Both the replay of the call and the webcast will be available from November 19, 2013 until November 26, 2013.

Forward-looking statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding anticipated benefits for the Company in terms of reduced network operating costs and accelerated improvements in its cellular network infrastructure quality and capacity as a result of entering into a network sharing agreement with Hot Mobile. In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. Furthermore, future results in connection with the network sharing agreement with HOT Mobile may differ materially from those anticipated herein in the event that, among other potential risks, HOT experiences credit or payment difficulties and cannot contribute effectively to the financing of the JV; the elimination of network sites results in lower operational savings than expected; Israeli authorities do not approve the network sharing agreement or require changes which would render the agreement unattractive from the Company’s perspective; the JV experiences management deadlock; or the parties' existing agreements with other Israeli telecommunications companies limit the parties' ability to realize their objectives. If such risks materialize, it may not be possible to establish the JV as the parties intend or at all, the benefits from a pooled infrastructure may be less than anticipated, and the Company may experience unexpected costs for technical, legal or other matters which may arise in connection with its efforts to implement the network sharing arrangement. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.
The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.
The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.
The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2013: US $1.00 equals NIS 3.537. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:

‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share- based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman
Chief Financial Officer
Tel: +972-54-7814951
E-mail: investors@orange.co.il

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2013	2012	2013
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	779	548	220
Trade receivables	1,169	1,397	331
Other receivables and prepaid expenses	50	47	14
Deferred expenses- right of use	28	22	8
Inventories	84	98	24
Income tax receivable	3	7	1
Derivative financial instruments	1	1	*
	2,114	2,120	598

NON CURRENT ASSETS
Trade Receivables	308	509	87
Deferred expenses- right of use	122	138	34
Property and equipment	1,811	1,990	512
Licenses and other intangible assets	1,171	1,217	331
Goodwill	407	407	115
Deferred income tax asset	17	36	5
	3,836	4,297	1,084

TOTAL ASSETS	5,950	6,417	1,682

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2013	2012	2013
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	334	306	95
Trade payables	743	866	210
Parent group - trade		70
Payables in respect of employees	86	110	24
Other payables (mainly institutions)	77	59	22
Deferred revenue	38	40	11
Provisions	65	60	18
Income tax payable	23		7
Derivative financial instruments	5	14	1
	1,371	1,525	388

NON CURRENT LIABILITIES
Notes payable	2,346	2,321	663
Bank borrowings	1,307	1,733	370
Liability for employee rights upon retirement, net	47	50	13
Dismantling and restoring sites obligation	30	28	8
Other non-current liabilities	10	10	3
Deferred tax liability	4	9	1
	3,744	4,151	1,058

TOTAL LIABILITIES	5,115	5,676	1,446

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2012, and September 30, 2013 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2012 – *155,645,708 shares
September 30, 2013 – *155,668,571 shares
Capital surplus	1,100	1,100	311
Accumulated earnings (deficit)	84	(10)	23
Treasury shares, at cost - December 31, 2012 and September 30, 2013 - 4,467,990 shares	(351)	(351)	(99)
TOTAL EQUITY	835	741	236
TOTAL LIABILITIES AND EQUITY	5,950	6,417	1,682

  * Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	3,392	4,314	1,118	1,315	959	316
Cost of revenues	2,640	3,062	861	934	746	243
Gross profit	752	1,252	257	381	213	73

Selling and marketing expenses	348	435	113	133	98	32
General and administrative expenses	161	192	54	59	46	15
Other income, net	63	85	19	28	18	5
Operating profit	306	710	109	217	87	31
Finance income	28	17	19	10	8	5
Finance expenses	201	213	72	78	57	20
Finance costs, net	173	196	53	68	49	15
Profit before income tax	133	514	56	149	38	16
Income tax expenses	44	138	18	39	13	5
Profit for the period	89	376	38	110	25	11

Earnings per share
Basic	0.57	2.42	0.24	0.71	0.16	0.07
Diluted	0.57	2.42	0.24	0.71	0.16	0.07
Weighted average number of shares outstanding (in thousands)
Basic	155,651	155,646	155,659	155,646	155,651	155,659
Diluted	156,120	155,662	156,213	155,679	156,120	156,213

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	89	376	38	110	25	11
Other comprehensive income for the period, net of income tax	-	(12)	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	89	364	38	110	25	11

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Nine month period ended September 30, 2013				Nine month period ended September 30, 2012
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	2,165	697		2,862	2,784	820		3,604
Inter-segment revenue - Services	23	130	(153)		20	96	(116)
Segment revenue - Equipment	507	23		530	687	23		710
Total revenues	2,695	850	(153)	3,392	3,491	939	(116)	4,314
Segment cost of revenues – Services	1,564	569		2,133	1,787	656		2,443
Inter-segment cost of revenues- Services	127	26	(153)		96	20	(116)
Segment cost of revenues - Equipment	485	22		507	597	22		619
Cost of revenues	2,176	617	(153)	2,640	2,480	698	(116)	3,062
Gross profit	519	233		752	1,011	241		1,252
Operating expenses	406	103		509	465	162		627
Other income, net	62	1		63	84	1		85
Operating profit	175	131		306	630	80		710
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	405	116		521	420	123		543
–Other (1)	5			5	8	1		9
Adjusted EBITDA	585	247		832	1,058	204		1,262
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				521				543
- Finance costs, net				173				196
- Other (1)				5				9
Profit before income tax				133				514

(1) Mainly employee share based compensation expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three month period ended September 30, 2013				Three month period ended September 30, 2012
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	730	221		951	886	264		1,150
Inter-segment revenue - Services	8	46	(54)		6	32	(38)
Segment revenue - Equipment	160	7		167	157	8		165
Total revenues	898	274	(54)	1,118	1,049	304	(38)	1,315
Segment cost of revenues – Services	522	182		704	571	214		785
Inter-segment cost of revenues- Services	45	9	(54)		32	6	(38)
Segment cost of revenues - Equipment	151	6		157	141	8		149
Cost of revenues	718	197	(54)	861	744	228	(38)	934
Gross profit	180	77		257	305	76		381
Operating expenses	135	32		167	148	44		192
Other income, net	19			19	27	1		28
Operating profit	64	45		109	184	33		217
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	136	38		174	141	40		181
–Other (1)	1			1	3			3
Adjusted EBITDA	201	83		284	328	73		401
Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization				174				181
- Finance costs, net				53				68
- Other (1)				1				3
Profit before income tax				56				149

(1) Mainly employee share based compensation expenses.

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	1,152	1,407	407	537	325	115
Income tax paid	(2)	(149)	(8)	(46)	(1)	(2)
Net cash provided by operating activities	1,150	1,258	399	491	324	113

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(256)	(278)	(76)	(90)	(72)	(21)
Acquisition of intangible assets	(117)	(99)	(41)	(37)	(33)	(12)
Interest received	7	6	2	2	2	1
Consideration received from sales of property and equipment	1	1	1	1	*	*
Proceeds from (payments for) derivative financial instruments, net	(22)	23	(12)	8	(6)	(4)
Net cash used in investing activities	(387)	(347)	(126)	(116)	(109)	(36)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid		(160)		(154)
Repayment of finance lease	(1)	(2)			*
Interest paid	(112)	(132)	(7)	(65)	(32)	(2)
Repayment of non-current bank borrowings	(419)	(155)		(81)	(118)
Repayment of notes payables		(394)		(1)
Net cash used in financing activities	(532)	(843)	(7)	(301)	(150)	(2)

INCREASE IN CASH AND CASH EQUIVALENTS	231	68	266	74	65	75

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	548	532	513	526	155	145

CASH AND CASH EQUIVALENTS AT END OF PERIOD	779	600	779	600	220	220

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	89	376	38	110	25	11
Adjustments for:
Depreciation and amortization	499	524	166	175	141	47
Amortization of deferred expenses - Right of use	23	19	8	7	7	2
Employee share based compensation expenses	5	9	1	2	1	*
Liability for employee rights upon retirement, net	(3)	(8)		(5)	(1)
Finance costs, net	46	52	28	22	13	8
Gain (loss) from change in fair value of derivative financial instruments	14	(6)	1	7	4	*
Interest paid	112	132	7	65	32	2
Interest received	(7)	(6)	(2)	(2)	(2)	(1)
Deferred income taxes	15	(11)	10	2	4	3
Income tax paid	2	149	8	46	1	2
Capital loss from property and equipment	(1)		(1)		*	(* )
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	430	345	130	180	121	37
Other	(3)	(7)	5	6	(1)	1
Increase (decrease) in accounts payable and accruals:
Parent group- trade		(33)		(8)
Trade	(93)	(128)	(24)	(67)	(26)	(7)
Other payables	(6)	(12)	17	(34)	(2)	5
Provisions	5	(6)		(3)	1
Deferred revenue	(2)	(12)	(2)	(4)	(1)	(* )
Increase in deferred expenses - Right of use	(13)	(25)	(4)	(9)	(4)	(1)
Current income tax liability	27	(6)		(3)	8
Decrease (increase) in inventories	13	61	21	50	4	6
Cash generated from operations	1,152	1,407	407	537	325	115

At September 30, 2013 and 2012, trade and other payables include NIS 177 million ($50 million) and NIS 207 million, respectively, in respect of acquisition of intangible assets and property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars**
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2013	2012	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	1,150	1,258	399	491	325	113

Liability for employee rights upon retirement	3	8		5	1
Accrued interest and exchange and linkage differences on long-term liabilities	(147)	(171)	(32)	(80)	(42)	(9)
Increase (decrease) in accounts receivable:
Trade	(430)	(345)	(130)	(180)	(121)	(37)
Other, including derivative financial instruments	3	38		(5)	1
Decrease (increase) in accounts payable and accruals:
Trade	93	128	24	67	26	7
Shareholder – current account		33		8
Other	3	34	(16)	33	1	(5)
Income tax paid	2	149	8	46	1	2
Increase (decrease) in inventories	(13)	(61)	(21)	(50)	(4)	(6)
Increase (decrease) in assets retirement obligation	(1)	(1)		(1)	(* )
Financial expenses***	169	192	52	67	47	15
Adjusted EBITDA	832	1,262	284	401	235	80

*	Representing an amount of less than 1 million
**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2013:
US $1.00 equals 3.537 NIS.
***	Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)8

NIS M unless otherwise stated	Q3' 11	Q4' 11	Q1' 12	Q2' 12	Q3' 12	Q4' 12	Q1' 13	Q2' 13	Q3' 13	2011	2012
Cellular Segment Service Revenues	1,070	1,005	963	949	892	788	724	726	738	4,248	3,592
Cellular Segment Equipment Revenues	379	294	323	207	157	209	176	171	160	1,748	896
Fixed Line Segment Service Revenues	341	324	320	300	296	294	283	277	267	1,127	1,210
Fixed Line Segment Equipment Revenues	6	9	7	8	8	13	7	9	7	26	36
Reconciliation for consolidation	(45)	(43)	(42)	(36)	(38)	(46)	(46)	(53)	(54)	(151)	(162)
Total Revenues	1,751	1,589	1,571	1,428	1,315	1,258	1,144	1,130	1,118	6,998	5,572
Operating Profit	314	(55)	248	245	217	155	95	102	109	1,036	865
Cellular Segment Adjusted EBITDA	447	407	363	367	328	256	186	198	201	1,896	1,314
Fixed Line Segment Adjusted EBITDA	82	71	75	56	73	84	82	82	83	282	288
Total Adjusted EBITDA	529	478	438	423	401	340	268	280	284	2,178	1,602
Adjusted EBITDA Margin (%)	30%	30%	28%	30%	30%	27%	23%	25%	25%	31%	29%
OPEX	952	889	872	853	793	744	720	700	696	3,517	3,262
Financial Expenses, net	81	55	55	73	68	38	49	71	53	294	234
Net Profit	172	(188)	146	120	110	102	31	20	38	443	478
Total Dividend Declared	140	-	-	160	-	-	-	-	-	350	160
Capital Expenditures9	132	131	133	113	125	121	130	122	116	471	492
Free Cash Flow	376	292	223	313	375	323	203	287	273	1,082	1,234
Free Cash Flow After Interest	363	209	199	270	310	255	192	193	266	847	1,034
Net Debt	4,718	4,639	4,450	4,209	4,072	3,812	3,622	3,446	3,208	4,639	3,812
Cellular Subscriber Base (Thousands)	3,201	3,176	3,147	3,098	3,042	2,976	2,932	2,921	2,950	3,176	2,976
Number of Fixed Lines (Thousands)	295	292	285	281	282	288	293	294	295	292	288
ISP Subscriber Base (Thousands)	632	632	618	609	594	587	581	572	575	632	587
Cellular ARPU (NIS)	111	106	101	101	97	87	82	83	84	111	97
Cellular MOU (Minutes)	410	407	424	437	457	483	496	532	521	397	450
Cellular Churn Rate (%)	7.2%	8.2%	8.0%	8.9%	10.4%	10.9%	10.4%	9.4%	8.8%	29%	38%
Number of Employees (FTE)	8,588	7,891	7,230	6,961	6,102	5,396	4,772	4,377	4,153	7,891	5,396

8 See first page for definitions. Including the results of 012 Smile from March 2011. 2011 and 2012 annual numbers are audited
9 Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: November 19, 2013